Tabcorp

**Tabcorp Holdings Limited**
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

05011366

8 September 2005

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

SEC MAIL RECEIVED PROCESSING
SEP 19 2005
WASH, D.C. 209 SECTION

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

PROCESSED
SEP 21 2005
THOMSON
FINANCIAL

**Kerry Willcock**
**Executive General Manager – Corporate and Legal**

Enc.

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Tabcorp Holdings Limited

ABN

66 063 780 709

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully paid ordinary shares in the capital of Tabcorp (***Ordinary Shares***). |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 1,000,000 Ordinary Shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | The terms of the securities will be the same as the terms of the existing Ordinary Shares. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $12.61 per Ordinary Share as described in the 2002 Notice of Annual General Meeting of Tabcorp Holdings Limited |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Issued to the Managing Director and Chief Executive Officer upon the exercise of options granted to him upon commencement of employment with Tabcorp Holdings Limited in recognition of forfeiting option entitlements upon resignation from a previous employment as described in the 2002 Notice of Annual General Meeting of Tabcorp Holdings Limited. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 8 September 2005 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 524,918,865 | Ordinary Shares |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 1,000,000 | Options allocated to the Managing Director and Chief Executive Officer on 8 October 2002 as detailed in the 2002 Notice of Annual General Meeting. |
| | | 2,461,067 | Performance Options issued pursuant to Tabcorp's Long Term Performance Plan as detailed in the 2003 Notice of Annual General Meeting. |
| | | 334,083 | Share Rights issued pursuant to Tabcorp's Long Term Performance Plan as detailed in the 2003 Notice of Annual General Meeting. |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | The Ordinary Shares will participate from the date of allotment to the same extent as the other Ordinary Shares in Tabcorp. |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | Not applicable |
| 12 | Is the issue renounceable or non-renounceable? | Not applicable |
| 13 | Ratio in which the +securities will be offered | Not applicable |
| 14 | +Class of +securities to which the offer relates | Not applicable |
| 15 | +Record date to determine entitlements | Not applicable |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | Not applicable |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 17 | Policy for deciding entitlements in relation to fractions | Not applicable |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | Not applicable |
| 19 | Closing date for receipt of acceptances or renunciations | Not applicable |

| | | |
|---|---|---|
| 20 | Names of any underwriters | Not applicable |
| 21 | Amount of any underwriting fee or commission | Not applicable |
| 22 | Names of any brokers to the issue | Not applicable |
| 23 | Fee or commission payable to the broker to the issue | Not applicable |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | Not applicable |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | Not applicable |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | Not applicable |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | Not applicable |
| 28 | Date rights trading will begin (if applicable) | Not applicable |
| 29 | Date rights trading will end (if applicable) | Not applicable |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | Not applicable |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | Not applicable |

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)? — Not applicable

33 +Despatch date — Not applicable

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*(If the additional securities do not form a new class, go to 43)*

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

*(now go to 43)*

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | Not applicable |
| 39 | Class of +securities for which quotation is sought | Not applicable |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Not applicable |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | Not applicable |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | Not applicable | |

*(now go to 43)*

+ See chapter 19 for defined terms.

## All entities

### Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

### Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................................ Date: 8 September 2005
(Director/Company secretary)

Print name: Kerry Willcock

== == == == ==

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | Tabcorp Holdings Limited |
| **ABN** | 66 063 780 709 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Matthew James Slatter |
| **Date of last notice** | 29 September 2004 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Direct or indirect interest** | 500,000 Ordinary Shares.<br><br>500,000 Ordinary Shares pursuant to the company's Long Term Incentive Plan as detailed in the 2002 Notice of Annual General Meeting.<br><br>40,440 Ordinary Shares pursuant to the company's Deferred Share Plan as detailed in the 2003 Notice of Annual General Meeting.<br><br>1,000,000 Options pursuant to a Contract of Employment, described as Tranches 1-4 in the 2002 Notice of Annual General Meeting.<br><br>1,000,000 Options pursuant to a Contract of Employment in recognition of forfeiting option entitlements upon resignation from a previous employment as described in the 2002 Notice of Annual General Meeting.<br><br>660,042 Performance Options pursuant to the company's Long Term Performance Plan as described in the 2003 Notice of Annual General Meeting.<br><br>29,943 Share Rights pursuant to the company's Long Term Performance Plan as described in the 2003 Notice of Annual General Meeting. |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | All securities listed above are held directly by the individual as the registered holder. |
| **Date of change** | 8 September 2005 |
| **No. of securities held prior to change** | As detailed above |
| **Class** | As detailed above |
| **Number acquired** | 1,000,000 Ordinary Shares issued upon exercise of 1,000,000 Options |
| **Number disposed** | The number of Options has reduced by 1,000,000 upon exercise into Ordinary Shares |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | The price at which the Options are exercised is $12.61 per Ordinary Share, being the price as described in the 2002 Notice of Annual General Meeting |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **No. of securities held after change** | 1,500,000 Ordinary Shares.<br><br>500,000 Ordinary Shares pursuant to the company's Long Term Incentive Plan as detailed in the 2002 Notice of Annual General Meeting.<br><br>40,440 Ordinary Shares issued pursuant to the company's Deferred Share Plan as described in the 2003 Notice of Annual General Meeting.<br><br>1,000,000 Options pursuant to a Contract of Employment, described as Tranches 1-4 in the 2002 Notice of Annual General Meeting.<br><br>660,042 Performance Options pursuant to the company's Long Term Performance Plan as described in the 2003 Notice of Annual General Meeting.<br><br>29,943 Share Rights pursuant to the company's Long Term Performance Plan as described in the 2003 Notice of Annual General Meeting. |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Exercise of Options into Ordinary Shares. |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | Not applicable |
| **Nature of interest** | Not applicable |
| **Name of registered holder**<br>**(if issued securities)** | Not applicable |
| **Date of change** | Not applicable |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | Not applicable |
| **Interest acquired** | Not applicable |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Interest disposed** | Not applicable |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | Not applicable |
| **Interest after change** | Not applicable |

+ See chapter 19 for defined terms.